São Paulo (SP), December 12, 2014.

BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
Head of Corporate Relations
Rio de Janeiro - RJ

Dear Sirs,

Reference: ITAÚ UNIBANCO HOLDING S.A.
MEETING OF THE BOARD OF DIRECTORS OF DECEMBER 12, 2014

I. Pursuant to the provisions of CVM Instruction 480/2009, Article 30, subsection V, we would like to notify you of the summary of resolutions adopted at the above mentioned meeting:

The Board of Directors, based on its statutory duties, approved changes to the Corporate Governance Policy (HF-24) and the Policy for Transactions with Related Parties (HF-42).

II. Within the term established in Article 30, subsection V of the said Instruction, the minute to the aforementioned meeting will be sent via the IPE system – Periodic and Eventual Information.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

cc:
-	BM&FBOVESPA S.A. BOLSA DE VALORES, MERCADORIAS E FUTUROS Corporate Relations Coordination (Coordenadoria de Relações com Emissores)